May 10, 2019

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Jeffrey Gabor

Re:                            Trovagene, Inc.

Post-Effective Amendment No. 1 to Form S-1

Filed April 25, 2019

File No. 333-224808

Dear Mr. Gabor:

This letter sets forth the response of Trovagene, Inc., a Delaware corporation (the “Company” or “we”), to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 9, 2019 (“Comments Letter”) concerning the Company’s Post-Effective Amendment No. 1 to Form S-1 (the “Registration Statement”).

Post-Effective Amendment No. 1 to Form S-1

General

1.                                      We note that this post-effective amendment seeks to update the prospectuses included in the Form S-1 (333-224808) initially filed on May 10, 2018, and the Form S-1 (333-225510) filed June 8, 2018 in which you registered a primary offering of Class A units, Class B units, and Common Stock issuable upon the exercise of warrants.  Since the initial filings did not register a resale offering, it is inappropriate to add a resale offering by means of a post-effective amendment.  Please amend your filing to remove the resale offering.

Response: We have amended Post-Effective Amendment No. 1 to Form S-1 to exclude a resale offering.

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If you have any further comments and/or questions, please contact me at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler